Joseph B. Conahan

+1 617 526 6317 (t)

+1 617 526 5000 (f)

joseph.conahan@wilmerhale.com

July 18, 2016

By Electronic Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The First Marblehead Corporation
Commission File No. 001-31825
Definitive Proxy Materials for Special Meeting of Stockholders

Ladies and Gentlemen:

On behalf of The First Marblehead Corporation (the “Company”), transmitted herewith for filing with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are definitive copies of the notice of special meeting of stockholders, proxy statement and proxy relating to the Company’s Special Meeting of Stockholders to be held for the Company’s stockholders to consider and vote on a proposal to adopt the agreement and plan of merger, dated as of June 2, 2016, among the Company, FP Resources USA Inc. and FP Resources Acquisition Corp. and related matters.

In accordance with Rule 14a-6(h) promulgated under the Exchange Act, these materials are marked to indicate changes from the preliminary materials filed by the Company with the Commission on July 15, 2016.

Please call Hal J. Leibowitz at (617) 526-6461 or the undersigned at (617) 526-6317 if you have any questions or comments regarding this matter.

Very truly yours,

/s/ Joseph B. Conahan

Joseph B. Conahan

Attachments

cc: Hal J. Leibowitz